February 17, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (918) 245-9343

James Nolan
President and Chief Executive Officer
Sheffield Steel Corporation
220 N. Jefferson Street
Sand Springs, Oklahoma 74063

      Re: 	Sheffield Steel Corporation
Amendment No. 2 to Form S-4, filed February 8, 2005
	File No. 333-121176


Dear Mr. Nolan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Inside Front Cover

1. We note your response to comment 3 in our letter of January 7, 2005. Please note that you must also state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. Please provide this disclosure. See Form S-4, Item 2(2).
Where you can find more information, page i

2. Please identify which filings you are incorporating by reference.
See Rule 411(d) under the Securities Act of 1933.

Summary of Historical Financial Data, page 12

3. We note your response to prior comment 10. Please revise your registration statement to provide the information requested in the third and fourth bullet points of that comment, the material limitations associated with your use of EBITA as compared to net income and how you compensate for these limitations.

4. We note your revised disclosure. Please disclose the circumstances surrounding your use of EBITDA to demonstrate compliance with financial covenants contained in your credit facility. For example, please:
* describe the EBITDA requirements under your credit facility;
* compare the non-GAAP measure you disclosed with the required EBITDA metric under the financial covenant, if calculated in a different manner from the amount you disclose as EBITDA; and
* disclose whether or not you were in compliance with the financial covenant.

Liquidity and Capital Resources, page 36

5. We read your response to comment 44 and the changes you made in your financial statement footnotes. However, additional disclosure should be included here as well. Please disclose when each waiver was obtained. Also, the specific debt covenants that you were not in compliance with, the duration of each waiver, and the amounts and forms of consideration that you paid, if any, to obtain the waivers.
Disclose whether each of your various debt arrangements have cross default provisions. Disclose whether you believe that you will be able to comply with each covenant that was violated for the next twelve months without the need to obtain additional waivers. Please also explain how additional future violations of these debt covenants would impact your liquidity.

Critical Accounting Policies and Estimates, page 41

6. We have reviewed your response to comment 24. Please tell us how you concluded that your critical accounting assumptions and estimates are not expected to have a material impact on your financial statements given that the aim of these disclosures is to highlight the degree of potential variability in financial results arising from estimates inherent in your significant accounting policies.
Please
refer to SEC Releases 33-8040 and 33-8098.


Conditions to the Exchange Offer, page 66

7. We note your response to prior comment 31. This response is inconsistent with the preceding and proceeding sentences, which both state that you may assert or waive conditions and rights at any time.
Please revise this paragraph to unambiguously convey the statement constituting your response to our previous comment.

Financial Statements

8. We have reviewed your response to comment 35. Please provide your revenues from customers for each product or service as required by paragraph 37 of SFAS 131. We assume that the product classifications will be similar to those shown in the tonnage shipped data on page 30.

Note 20.  Stock Based Compensation, page F-15

9. We have reviewed your response to comment 36. Please disclose the number of restricted shares issued, the vesting period of your restricted stock, the amount of unearned compensation, the amortization period of the unearned compensation, the total compensation expense recognized in income from stock based compensation and other disclosures required by SFAS 123, as amended by SFAS 148. Please also tell us how you determined that the value of the shares were $.01.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gus Rodriguez, Staff Accountant, at (202)
824-
5524 or Rufus Decker, Accounting Branch Chief, if you have questions regarding comments on the financial statements and related matters.
Please contact Matt Franker, Staff Attorney, at (202) 824-5495 or me at (202) 942-2864 with any other questions.


Sincerely,


Jennifer Hardy
Branch Chief


cc:	Matthew J. Gardella, Esq. (via facsimile 617/316-8306)
      Stacie Aarestad, Esq.
      Palmer & Dodge LLP
      111 Huntington Avenue
      At Prudential Center
	Boston, Massachusetts 02199-7613
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James Nolan
Sheffield Steel Corporation
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE